

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 16, 2009

<u>via U.S. mail</u>

Garth Wong
Chief Financial Officer
Oilsands Quest Inc.
800, 326 – 11th Avenue SW
Calgary, Alberta, Canada T2R 0C5

> **Re: Oilsands Quest Inc.**
> **Registration Statement on Form S-1**
> **Filed September 21, 2009**
> **File No. 333-162023**

Dear Mr. Wong:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that you intend to conduct a primary offering of common stock, warrants, units and subscription receipts on a delayed basis. Please tell us which provision of Securities Act Rule 415 you are relying upon with respect to such offering.

2.   You state at page i that the prospectus also relates to the resale from time to time by certain selling shareholders who may purchase your common stock, warrants, units and/or subscription receipts from you in privately negotiated transactions. If

        such securities have not yet been sold to the selling shareholders, it is not appropriate to register the resale of such securities at this time. See Securities Act Compliance and Disclosure Interpretations Question 134.01, available at: www.sec.gov. Please remove such shares from the registration statement or advise us how it is appropriate for you to register such sales at this time.

3.   We note your disclosure that you intend to describe the specific terms and manner of offering of your shares of common stock, warrants, units and/or subscription receipts (including the names of any selling shareholders) by providing a prospectus supplement each time you offer and issue, or the selling shareholders offer and sell, your securities. However, it does not appear that you may rely on Securities Act Rule 430B with respect to the use of such prospectus supplements. Please advise.

Selling Security Holders, page 17

4.   For each selling shareholder that is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, we note your disclosure that CIBC World Markets, Inc. is an affiliate of a registered broker-dealer. Please disclose, if true, that CIBC World Markets, Inc. acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, please indicate that CIBC World Markets, Inc. is an underwriter.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

        Andrew Foley, Esq.
        (212) 492-0078